Grupa Hotelowa

Warsaw, 2007-05-07

07024276

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL RECEIVED PROCESSING
JUN 04 2007
WASH. D.C. 209 SECTION

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No. 8/2007.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
JUN 12 2007
THOMSON
FINANCIAL

Current report no. 8/2007

"Orbis" S.A., 16 Bracka.street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Economic Division, National Court Register (KRS) Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs about receipt, from BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A., of a notice with a wording as follows below:
„Acting by virtue of Article 69 section 1 point 2 in conjunction with Article 87 section 1 point 2 letter a) of the Act dated July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public Companies (Official Journal „Dz.U." No. 184, item 1539), BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna, acting for and on behalf of Arka BZ WBK Akcji Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Akcji Środkowej i Wschodniej Europy Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Zrównoważony Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Stabilnego Wzrostu Funduszu Inwestycyjnego Otwartego and Lukas Funduszu Inwestycyjnego Otwartego (hereinafter referred to as the **„Funds"**), hereby informs that as a result of disposals of shares, cleared on April 25, 2007, the Funds became holders of shares carrying less than 10% of the total number of votes at the general meeting of the public company under the business name of **Orbis Spółka Akcyjna.**

Prior to the decrease in the shareholding referred to hereinabove, the Funds held 4,628,039 shares in Orbis S.A., which equaled 10.04% of the Company's share capital. These shares carried 4,628,039 votes, i.e. 10.04% of the total number of votes.

On April 25, 2007, the Funds managed **4,577,039** shares in Orbis S.A., accounting for **9.93%** of the Company's share capital. These shares carried **4,577,039** votes, i.e. **9.93%** of the total number of votes.".

Grupa Hotelowa

Warsaw, 2007-05-09

United States Securities and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
JUN 04 2007
WASH. D.C. 209 SECTION

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym dla m.st. Warszawy, XII Wydział Gospodarczy, KRS Rejestr Przedsiębiorców 0000022622, kapitał zakładowy: 92.154.016 zł (wpłacony w całości), NIP 526-025-04-69. Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the texts of the Current reports no 9/2007, 10/2007, 11/2007.

Best regards

Krzysztof Gerula

I Vice-President

Current report no. 9/2007

The Management Board of "Orbis" S.A., with its registered address in Warsaw, at 16 Bracka street, registered in the District Court for the Capital City of Warsaw, XII Economic Division, National Court Register (KRS) Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, informs that the Annual General Meeting of "Orbis" S.A. Shareholders is hereby convened for June 28, 2007 at 11:00 a.m. in the corporate headquarters of the Company at 16 Bracka street in Warsaw, Poland, with the following agenda:

1. Opening of the General Meeting of Shareholders and election of its Chairperson.

2. Confirming that the General Meeting of Shareholders has been properly convened and that is capable of adopting valid resolutions.

3. Election of the ballot counting committee.

4. Adopting the agenda for the meeting.

5. Presentation of written reports of the Supervisory Board on the results of its evaluation of:
   a) financial statements of "Orbis" S.A. for the financial year 2006 and the Directors' report as well as the motion of the Management Board concerning the distribution of profit for the year 2006,
   b) consolidated financial statements of the "Orbis" Group for the financial year 2006 ad the Directors' report.

6. Examination and approval of the Directors' report of the operations of "Orbis" S.A. for the financial year 2006.

7. Examination and approval of the financial statements of "Orbis" S.A. for the financial year 2006.

8. Adopting a resolution concerning distribution of profit for the financial year 2006.

9. Adopting a resolution concerning examination and approval of the consolidated financial statements of the "Orbis" Group and the Directors' report on the operations of the "Orbis" Group for the financial year 2006.

10. Adopting a resolution concerning granting a vote of discharge to members of the Management Board in respect of performance of their duties as members of the Board in the financial year 2006.

11. Adopting a resolution concerning granting a vote of discharge to members of the Supervisory Board in respect of performance of their duties as members of the Board in the financial year 2006.

12. Adopting a resolution concerning taking note of information on the result of election of three members of the Supervisory Board of the 7th tenure by the Company employees, which is binding upon the General Meeting of Shareholders.

13. Adopting resolutions concerning appointment of members of the Supervisory Board of the 7th tenure.

14. Closing the General Meeting of Shareholders.

The Management Board hereby informs that participation in the General Meeting of Shareholders shall be conditional upon depositing registered share deposit certificates with the Company at the latest one week prior to the General Meeting of Shareholders. Registered share deposit certificates shall be deposited in the „Orbis" S.A. Head Office at 16 Bracka street in Warsaw, Poland (stand next to the reception desk on the ground floor) from 10:00 a.m. till 4:00 p.m. until June 20, 2007.

Current report no. 10/2007

The Management Board of "Orbis" S.A., with its registered address in Warsaw, at 16 Bracka street, registered in the District Court for the Capital City of Warsaw, XII Economic Division, National Court Register (KRS) Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, informs that it has decided to request the General Meeting of "Orbis" S.A. Shareholders convened for June 28, 2007 to approve the following:

1. Distribution of net profit for the financial year 2006 amounting to PLN 63,094,346.32 in the following manner:
   1) allocating the amount of PLN 15,666,182.72 for dividend in the proportion of PLN 0.34 per one share,
   2) allocating the amount of PLN 47,428,163.60 for the Company's retained earnings.

2. Dividend entitlement date is set for July 31, 2007.

3. Dividend payment date is August 17, 2007.

Justification

Desiring to strengthen investors' trust in the Company, in the current year we propose to continue the dividend policy pursued in the past years and to set the dividend to be paid out at PLN 0.34 per share.
Considering the tasks faced by „Orbis" S.A. as a result of the adopted strategy of developing the hotel base and the resultant financial needs, we propose to retain the remaining profit in the Company.

Current report no. 11/2007

"Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Economic Division, National Court Register (KRS) Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs about receipt, from PIONEER PEKAO INVESTMENT MANAGEMENT S.A., of a notice with a wording attached hereto.

Current report no. 11/2007

"Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Economic Division, National Court Register (KRS) Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs about receipt, from PIONEER PEKAO INVESTMENT MANAGEMENT S.A., of a notice with a wording attached hereto.

PIONEER PEKAO INVESTMENT MANAGEMENT S.A.
"Member of the UniCredito Italiano Banking Group, Register of Banking Groups"
ul. Wołoska 5, TAURUS building, 02-675 Warsaw, Poland
Phone: (+48 +22) 640-40-00, fax: (+48 +22) 640-40-05, e-mail: Fundusz@pioneerinvestments.com
Infoline: 0-801 641 641, Internet: www.pioneer.com.pl

PIONEER
PEKAO
Investments*

Warsaw, May 8, 2007

Orbis S.A.
ul. Bracka 16
00-028 Warsaw

I

Acting by virtue of Article 87 section 1 point 3 letter b of the Act dated July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public Companies (Official Journal „Dz.U." of 2005 No. 184, item 1539), Pioneer Pekao Investment Management S.A. (PPIM) hereby informs about the increase in the aggregate involvement up to the level of **5.06%** of the total number of votes at the General Meeting of the company: **ORBIS S.A.** in respect of shares forming part of portfolios managed within the framework of provision of services consisting in commissioned management of brokerage financial instruments by PPIM.

concerns all Clients of Pioneer Pekao Investment Management S.A.	
Type of event:	acquisition of ownership rights as a result of purchase of shares
Date of the event:	May 7, 2007
Business name of the company:	ORBIS S.A.
Registered address of the company:	ul. Bracka 16 00-028 Warsaw fax: 0 22 / 829 39 15, 829 39 30
shareholding prior to the change in the holding of shares	
Number of shares held:	**2,302,797**
Percentage share in the company's share capital:	**4.998%**
Number of votes carried by the shares held:	**2,302,797**
Percentage share in the number of votes at the GM:	**4.998%**
shareholding after the change in the holding of shares	
Number of shares held:	**2,332,876**
Percentage share in the company's share capital:	**5.06%**
Number of votes carried by the shares held:	**2,332,876**
Percentage share in the number of votes at the GM:	**5.06%**

Company registered in the District Court for the Capital City of Warsaw, XIII Economic Division of the National Court Register with the number KRS 0000019966; share capital of PLN 28 914 000 the share capital is equal to the total value of paid up capital. Tax identification number NIP 525-21-55-710

Notes:
Shareholders that hold the aggregate number of votes at the GM specified in the table above are all the Clients of Pioneer Pekao Investment Management S.A. (in respect of portfolios managed by PPIM).

II
Performing the contract for the provision of services consisting in the commissioned management of brokerage financial instruments, made by and between Pioneer Pekao Towarzystwo Funduszy Inwestycyjnych S.A. and PPIM, and acting pursuant to Article 87 section 1 point 2 letter a of the Act dated July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public Companies (Official Journal „Dz.U." of 2005 No. 184, item 1539), Pioneer Pekao Investment Management S.A. (PPIM) informs, on behalf of the following open-end investment funds:

1. Pioneer Akcji Polskich Fundusz Inwestycyjny Otwarty (Polish equity fund),
2. Pioneer Małych i Średnich Spółek Rynku Polskiego Fundusz Inwestycyjny Otwarty (Polish SME equity fund),
3. Pioneer Średnich Spółek Rynku Polskiego Fundusz Inwestycyjny Otwarty (Polish medium-sized business equity fund),
4. Pioneer Stabilnego Wzrostu Fundusz Inwestycyjny Otwarty (stable growth fund),
5. Pioneer Zrównoważony Fundusz Inwestycyjny Otwarty (balanced growth fund),
6. Pioneer Zabezpieczony Rynku Polskiego Specjalistyczny Fundusz Inwestycyjny Otwarty (Polish instruments hedged fund),
7. Specjalistyczny Fundusz Inwestycyjny Otwarty Telekomunikacji Polskiej (Polish telecom special fund),

about the increase in the aggregate involvement of the above funds up to the level of **5.02%** of the total number of votes at the General Meeting of the company: **ORBIS S.A.** in respect of shares forming part of these funds' portfolios managed within the framework of provision of services consisting in commissioned management of brokerage financial instruments by PPIM.

concerns only portfolios of Pioneer investment funds managed by Pioneer Pekao Investment Management S.A.	
Type of event:	acquisition of ownership rights as a result of purchase of shares
Date of the event:	May 7, 2007
Business name of the company:	ORBIS S.A.
Registered address of the company:	ul. Bracka 16 00-028 Warsaw fax: 0 22 / 829 39 15, 829 39 30
shareholding prior to the change in the holding of shares	
Number of shares held:	**2,283,646**
Percentage share in the company's share capital:	**4.96%**
Number of votes carried by the shares held:	**2,283,646**
Percentage share in the number of votes at the GM:	**4.96%**
shareholding after the change in the holding of shares	
Number of shares held:	**2,313,646**
Percentage share in the company's share	**5.02%**

capital:	
Number of votes carried by the shares held:	**2,313,646**
Percentage share in the number of votes at the GM:	**5.02%**

Notes:

Shareholders that hold the aggregate number of votes at the GM specified in the table above are the above specified Pioneer investment funds. Portfolios of Pioneer investment funds constitute a sub-group of all portfolios of PPIM Clients.

Best regards

Katarzyna Kozłowska
Supervision Inspector

END